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                              FORM 12b-25

                 U.S. Securities and Exchange Commission
                         Washington, D.C. 20549



                              FORM 12-b-25

                       NOTIFICATION OF LATE FILING

                              (Check One)
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
      For Period Ended December 31, 1996

______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  All Items
______________________________________________________________________________
PART I-REGISTRANT INFORMATION
______________________________________________________________________________
    Full Name of Registrant:  Austins Steaks & Saloon, Inc.
    Address of Principal Executive Office:  6940 "O" Street, Suite 334,
                                            Lincoln, Nebraska 68510
_______________________________________________________________________________
PART II-RULES 12b-25(b) AND (c)
_______________________________________________________________________________
[X] The Registrant's Annual Report on Form 10-K will be filed on or before the 15th calendar day following March 31, 1997 the prescribed due date of the filing.

_____________________________________________________________________________
PART III-NARRATIVE
______________________________________________________________________________
State below in reasonable detail the reasons why Form 10-K or the transition report or portion thereof could not be filed within the prescribed time period: The Registrant's Certified Public Accountants, Coopers & Lybrand, Lincoln, Nebraska, has informed the Company that it cannot complete its audit work and render its opinion on the financial statements for the year ended December 31, 1996 within the prescribed time period.
______________________________________________________________________________
PART IV-OTHER INFORMATION
______________________________________________________________________________
     (1) Name and telephone number of person to contact in regard to this
notification:  Tish Gade-Jones      (402) 466-2333

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes            [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes  [ ] No
[If yes, need an explanation of the anticipated change both narratively and quantitatively]

     It is expected that the net loss from operations will increase from approximately $500,000 for the year ended December 31, 1995 to approximately $1,500,000 for the year ended December 31, 1996.

                        Austins Steaks and Saloon, Inc.
_______________________________________________________________________________
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 26, 1997         By S/  Tish Gade-Jones, Chief Financial Officer
    ------------------------      --------------------------------------------

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.